September 30, 2016

Mr. Eric McPhee
Senior Accountant
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
Response Filed July 26, 2016
File No. 0001‑15371
Dear Mr. McPhee:
On behalf of iStar Inc. (the “Company” or “we”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 7, 2016 (the “September 7 Letter”), with respect to the Company's Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). For the convenience of the Staff, the comment from the September 7 Letter is restated in italics prior to the Company’s response to such comment.
Form 10-K for the fiscal year ended December 31, 2015
Note 4. Real Estate, page 66
Dispositions, page 67

1.
In order to help us further evaluate your accounting for the One Detroit Center transaction, please provide us with your analysis of whether your transaction meets each of the criteria in ASC 360-20-40-5, and clarify your basis in ASC 360-20-40 for the derecognition of the real estate assets. Please specifically address the following in your response:

•Tell us the other significant terms of the transaction not already described in your June 9, 2016 and July 26, 2016 letters, including but not limited to the default provisions under the lease and the nature of the buyer’s obligation, if any, to pay the difference between the fair value of the building on the transaction date and the net cash proceeds of $93.5 million.

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com

•Tell us how derecognition of the leasehold improvements is consistent with the interdependent nature of the transactions and your decision to apply ASC 840 to them. Also, tell us how you evaluated ASC 360-20-40-26.
•We note that, as part of your assessment of the continuing-involvement criterion, you concluded that ASC 360-20-40-56 is not applicable to your transaction, and that the application of ASC 360-20-40-57 through ASC 360-20-40-59 to your fact pattern is not appropriate due to the economic substance of the transaction. Explain to us if any of the other specific forms of continuing involvement detailed in ASC 360-20-40-38 through ASC 360-20-40-64 exist in your transaction.
•Tell us how you considered the guidance in ASC 360-20-40-37 which indicates that if the seller has some other form of continuing involvement with the property, the transaction shall be accounted for according to the nature of the involvement. Specifically discuss your consideration of the below market sales price of the real estate assets when evaluating the continuing-involvement criterion, and tell us the method of profit recognition you are following in ASC 360-20-40.

Response:
The Company previously owned One Detroit Center, a 43-story Class A+ commercial operating property. The Company marketed the property for sale and solicited bids from potential buyers for a sale of the entire property, or alternatively, for the sale of the leasehold improvements in which the Company would retain the land and enter into a ground lease with the buyer. The Company received initial bids as high as $145 million for the entire property from market participants. However, the Company determined that it was more advantageous economically to accept a below market purchase price for the leasehold improvements combined with an above market long-term ground lease. The combined value of the leasehold improvements sales price and the discounted cash flows from the ground lease payments was $180 million, representing a $35 million increase from the highest initial bid for the property. At the time of sale, the Company's basis in the property was $132 million and this transaction resulted in a clear economic gain to the Company.

ASC 360 evaluates both derecognition and profit recognition. In most cases, derecognition occurs when a sale has been consummated. If a sale is consummated, profit recognition may be deferred if there is some form of continued involvement. ASC 360 provides for relatively prescriptive criteria for profit recognition.  In addition, some forms of continuing involvement may also impact derecognition (e.g., a repurchase right or an at risk investment by a buyer that is so small, it is tantamount to an option to purchase). To the extent that full accrual profit recognition is not appropriate then the Company may be required to use installment method, cost recovery or deposit methods. Further, certain types of prohibited involvement require other specific methods of accounting.

The Company evaluated the sale of the leasehold improvements at One Detroit Center pursuant to ASC 360-20-40-5 (see Exhibit A). The Company determined a sale of the leasehold improvements was consummated pursuant to ASC 360-20-40-7, and accordingly derecognized the leasehold improvements from its books. With regard to profit recognition, the Company determined that although criteria ASC 360-20-40-5a through 5c were met, criteria ASC 360-20-40-5d was not met because the Company had continuing involvement in the sale of the leasehold improvements, limited to the corresponding ground lease with the counterparty. As such, the Company did not record a gain on the sale.

The Company then evaluated the sale of the leasehold improvements pursuant to ASC 360-20-40-26, which states the following:

If a seller is involved with a property after it is sold in any way that results in retention of substantial risks or rewards of ownership, except as indicated in paragraph 360-20-40-64, the absence-of-continuing-involvement criterion has not been met. Forms of involvement that result in retention of substantial risks or rewards by the seller, and accounting therefore, are described in paragraphs 360-20-40-37 through 40-63.

The Company evaluated its continuing involvement in the leasehold improvements through the ground lease pursuant to ASC 360-20-40-38 through ASC 360-20-40-64 (see Exhibit B). The Company determined that, other than the continuing involvement via a corresponding ground lease described in ASC 360-20-40-56 through ASC 360-20-40-59 (which, as detailed in our prior letters, the Company determined to be not applicable to this transaction as the ground lease scenario described in the guidance is one intended to limit profit recognition when there is an above market sales price), that the Company did not meet any of the other examples of continuing involvement as outlined in ASC 360-20-40-38 through ASC 360-20-40-64.

The Company then evaluated its continuing involvement pursuant to ASC 360-20-40-37, which states the following:

If the seller has some continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller's continuing involvement. Generally, profit shall be recognized at the time of sale if the amount of the seller's loss of profit because of continued involvement with the property is limited by the terms of the sales contract. The profit recognized shall be reduced by the maximum exposure to loss. Paragraphs 360-20-40-38 through 40-64 describe some common forms of continuing involvement and specify appropriate accounting if those forms of involvement are present. If the seller has some other form of continuing involvement with the property, the transaction shall be accounted for according to the nature of the involvement.

The Company determined that based on the nature of the transaction, whereby the Company received an above market ground lease in exchange for a below market sales price, the lease incentive guidance pursuant to ASC 840-20-25-6 through 840-20-25-7 was appropriate for this transaction.

In the One Detroit Center transaction, the Company sold leasehold improvements to the counterparty under the sales contract for net cash proceeds of $93.5 million. The Company entered into a separate 99-year, non-cancellable ground lease with the counterparty, providing for initial annual rent of $2.5 million (payable monthly), which increases 1.5% annually and includes an upward-only consumer price index adjustment every 10 years, capped at a cumulative 20% for each 10-year period. The ground lease includes two 30-year renewal options at the greater of fair market value rent or 80% of the rent in year 99. The lease does not include either an absolute purchase option or a bargain purchase option.

Events of default and the Company's remedies under the ground lease are outlined in Exhibit C. These remedies are customarily available in this type of ground lease arrangement and do not preclude the recording of a sale and derecognition under ASC 360-20-40-7. Remedies are governed solely by the ground lease and are not governed by the sales contract for the leasehold improvements. In addition, under the terms of the ground lease the Company's above market ground lease is not subject to any future subordination. Upon consummation of the sale, all consideration contemplated by the sales contract had been exchanged and all obligations by both parties under the agreement had been satisfied.

ASC 360-20-40-37 prescribes that the transaction shall be accounted for according to the nature of the involvement. As described above, the Company determined it did not meet any of the continuing involvement criteria as outlined in ASC 360-20-40-38 through 64, other than ASC 360-20-40-56 through 59, which the Company determined was not appropriate for this transaction. As such, the Company determined the ASC 840 guidance was reasonable and appropriate and recorded the above market lease as a standard ground lease. The Company is not recognizing profit pursuant to ASC 360-20-40, but instead applied the guidance pursuant to ASC 840-20-25-6 through 7, which allows for capitalization and amortization of payments made to or on behalf of the lessee and/or losses incurred as a result of assuming a lessee's preexisting lease with a third party. The Company forewent a higher sales price which resulted in lower cash proceeds in order to incentivize the lessee into executing a lease. Applying this guidance, along with the conclusions as noted above, resulted in the Company recording no gain or loss on the sale of the leasehold improvements, but rather recording a lease incentive asset and a deferred gain. The lease incentive asset represents the leasehold improvements value less the net cash proceeds received on the sale. The $5 million deferred gain, which is immaterial to the Company, represented the fair value of the leasehold improvements less their carrying value and transaction costs. The lease incentive asset is being amortized as a reduction to rental income over the 99-year non-cancellable lease term.

*    *    *    *    *
In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact me at 212-930-9418.
Very truly yours,
/s/ Geoffrey G. Jervis
Geoffrey G. Jervis
Chief Operating Officer and Chief Financial Officer (principal financial and accounting officer)

cc:    Kathleen L. Werner, Clifford Chance US LLP

Exhibit A

The Company evaluated whether a sale of the leasehold improvements was consummated pursuant to ASC 360-20-40-5a by evaluating ASC 360-20-40-7, which states the following:

A sale shall not be considered consummated until all of the following conditions are met:

a.	The parties are bound by the terms of a contract.

b.	All consideration has been exchanged.

c.	Any permanent financing for which the seller is responsible has been arranged.

d.
All conditions precedent to closing have been performed. Paragraph 360-20-40-28 provides an exception to this requirement if the seller is constructing office buildings, condominiums, shopping centers, or similar structures.

The Company concluded that a sale of the leasehold improvements was consummated pursuant to ASC 360-20-40-7. The Company determined: (a) criteria ASC 360-20-40-7a was met because the parties were bound by the terms of a binding contract that was consummated in accordance with its terms; (b) criteria ASC 360-20-40-7b was met because all consideration for the sale of the leasehold improvements per the binding sales contract had been received by the Company; (c) criteria ASC 360-20-40-7c was met because the Company (seller) was not responsible for any permanent financing; and (d) criteria ASC 360-20-40-7d was met because all conditions precedent to closing had been performed.

The Company then evaluated profit recognition for the sale of the leasehold improvements pursuant to ASC 360-20-40-5, which states the following:

Profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met:

a.	A sale is consummated (see the following paragraph**).

b.	The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.

c.	The seller’s receivable is not subject to future subordination.

d.	The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.
** Profit on a sale of a partial interest in real estate shall be subject to the same criteria for profit recognition as a sale of a whole interest.

The Company concluded that profit recognition pursuant to the full accrual method and ASC 360-20-40-5 was not appropriate. As described above, the Company determined: (a) criteria ASC 360-20-40-5a was met based on a sale being consummated pursuant to ASC 360-20-40-7, as discussed above; (b) criteria ASC 360-20-40-5b was met because the buyer paid cash (the Company received $93.5 million in net cash proceeds) for the leasehold improvements; (c) criteria ASC 360-20-40-5c was met because the Company did not provide seller financing to the buyer for the leasehold improvements; and (d) criteria ASC 360-20-40-5d was not met because, although the Company transferred the usual risks and rewards of ownership of the leasehold improvements to the buyer, the Company had continuing involvement in the sale of the leasehold improvements, limited to the corresponding binding ground lease with the buyer.

Exhibit B

The following table summarizes the Company's evaluation of its continuing involvement pursuant to ASC 360-20-40-38 through ASC 360-20-40-64.

Guidance applies to:
Type of Continued Involvement	Guidance	Derecognition	Profit recognition	Analysis
Seller Option or Obligation to Repurchase	360-20-40-38	Yes	Yes	Not applicable because the Company does not have an option or the obligation to repurchase the leasehold improvements.
Seller Option or Obligation to Repurchase	360-20-40-39	Yes	No	Not applicable because this was not a land sale agreement with any antispeculation clauses.
Seller is General Partner in Acquiring Limited Partnership	360-20-40-40	Yes	Yes	Not applicable because the Company is not a general partner in a limited partnership that is acquiring the leasehold improvements.
Seller Guarantees	360-20-40-41	Yes	Yes	Not applicable because the Company did not guarantee a return of the buyer's investment or a return on the buyer's investment.
Seller Supports Operations	360-20-40-42	Yes	No	Not applicable because the Company is not required to support operations or operate the property at its own risk.
Seller Supports Operations	360-20-40-43	Yes	Yes	Not applicable because the Company is not required to support operations or presumed to be required to support operations for an extended period of time.
Seller Supports Operations	360-20-40-44	No	Yes	Not applicable because the Company is not required to support operations or presumed to be required to support operations for a limited period of time.
Buyer Option to Purchase Property	360-20-40-45	Yes	Yes	Not applicable because this transaction was not an option to purchase the leasehold improvements.
Partial Sale by Seller	360-20-40-46	No	Yes	Not applicable because the Company did not retain an equity interest in the buyer / leasehold improvements.
Partial Sale by Seller	360-20-40-47	No	Yes	Not applicable because the buyer was independent of the Company.
Partial Sale by Seller	360-20-40-48	No	Yes	Not applicable because the Company collected 100% of the sales price.
Partial Sale by Seller	360-20-40-49	No	Yes	Not applicable because the Company is not required to support the operations of the leasehold improvements.
Sale of Condominium Units	360-20-40-50	No	Yes	Not applicable because this transaction was not a sale of condominium units.
Sale of Condominium Units	360-20-40-51	No	Yes	Not applicable because this transaction was not a sale of condominium units.
Sale of Condominium Units	360-20-40-52	No	Yes	Not applicable because this transaction was not a sale of condominium units.
Sale of Condominium Units	360-20-40-53	No	Yes	Not applicable because this transaction was not a sale of condominium units.
Sale of Condominium Units	360-20-40-54	Yes	Yes	Not applicable because this transaction was not a sale of condominium units.
Sale of Condominium Units	360-20-40-55	Yes	Yes	Not applicable because this transaction was not a sale of condominium units.
Seller Sells Property Improvements and Leases the Underlying Land to the Buyer of the Improvements	360-20-40-56	Yes	Yes	Not applicable because the lease of the land is for 99 years which covers substantially all of the economic life of the leasehold improvements.
Seller Sells Property Improvements and Leases the Underlying Land to the Buyer of the Improvements	360-20-40-57 360-20-40-58 360-20-40-59	No	Yes
The Company determined this guidance to be not applicable because this guidance is designed to prevent a seller from agreeing to a below market lease in order to recognize a larger gain on sale. This guidance does not address the inverse scenario whereby the seller effectively trades upfront sales proceeds in exchange for an above market long term lease. As discussed in the last paragraph of our response dated July 26, 2016, given the clear economic gain to the Company from this transaction, we believe the accounting treatment under this guidance would not appropriately reflect the true economic substance of the sale and resulting ground lease given the facts and circumstances of the transaction and would produce an anomalous result.

Sale of Property with Leaseback to Seller for All or Part of Its Remaining Economic Life	360-20-40-60	Yes	Yes	Not applicable because the Company did not sell the leasehold improvements and lease them back from the buyer.
Future Development Required by Seller	360-20-40-61	No	Yes	Not applicable because the Company is not responsible for any future development of the leasehold improvements.
Future Development Required by Seller	360-20-40-62	No	Yes	Not applicable because the Company is not responsible for any future development of the leasehold improvements.
Future Development Required by Seller	360-20-40-63	No	Yes	Not applicable because the Company is not responsible for any future development of the leasehold improvements.
Seller Participation in Future Profit from the Property Without Risk of Loss	360-20-40-64	No	Yes	Not applicable because the Company has no profit participation in the leasehold improvements after the sale.

Exhibit C

The "Events of Default" under the ground lease are the following:

(i)	Tenant fails to pay fixed rent or percentage rent and the failure continues for more than 20 days after notice;

(ii)	Tenant fails to deliver a required estoppel and the failure continues for more than 10 days after notice;

(iii)	Tenant breaches the subletting/assignment clause and the failure continues for more than 20 days after notice;

(iv)
Tenant breaches any other covenant or agreement not specified in the foregoing and the breach continues for more than 30 days after notice (which cure period may be extended if Tenant is pursuing a cure with diligence);

(v)	Bankruptcy events involving Tenant; or

(vi)	Tenant fails to maintain required insurance.

The Landlord's remedies for an Event of Default under the lease are the following:

(i)
for a monetary Event of Default, the Landlord may (v) terminate the lease, (w) either with or without terminating the lease, repossess the premises and improvements, (x) either with or without terminating the lease, relet the premises and improvements, (y) bring an action for damages and exercise all other remedies available at law or in equity, or (z) sublease the premises and improvements;

(ii)	for a nonmonetary Event of Default, Landlord may (x) bring an action for damages or (y) sublease the premises.

If the lease is terminated, Tenant shall pay as liquidated damages the amount of the fixed rent remaining on the original term of the lease less the net proceeds of any reletting, after deducting landlord's expenses of reletting. Such payments shall be made quarterly on the same dates that fixed rent would have been due under the original lease. Alternatively, in lieu of collecting such quarterly payments, landlord may elect to be paid a lump sum equal to the then fair value of (a) the excess of the rents for the remaining term of the original lease over (b) the then fair and reasonable rental value of the premises for the same period, discounted to present value at a rate equal to the treasury rate then in effect for a treasury bond of similar maturity to the original lease expiration date.